SUPPLEMENT Dated June 14, 2010
To the Prospectus Dated April 30, 2010

ING Marathon Plus   **ING Variable Annuity**

Issued By ING Life Insurance and Annuity Company
Through its Variable Annuity Account B

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-531-4547.

The following changes apply to certain investment portfolios that are currently available under your contract. These changes consist of name changes or subadviser changes. The investment objective of each portfolio is unchanged. The explanatory parentheticals clarify the specific changes for each investment portfolio. Appendix III is hereby amended as follows (with the list of available investment portfolios at the front of the prospectus revised accordingly).

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Investors Trust *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING Large Cap Growth Portfolio *(formerly known as ING Wells Fargo Omega Growth Portfolio)* **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. *(formerly, Wells Capital Management Inc.)*	Seeks long-term capital growth.
ING Partners, Inc. *7337 East Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING Van Kampen Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc. *(formerly known as Van Kampen)*	Seeks total return, consisting of long-term capital appreciation and current income.